Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

March 20, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER APPOINTS FINANCIAL & METALLURGICAL PROFESSIONALS TO ADVISORY BOARD

Great Panther Resources Limited (TSX: GPR) (the “Company”) is pleased to announce the appointment of Martin Carsky, CA, and Ken Major, P. Eng., to its newly formed Advisory Board.

Martin Carsky, CA, is a financial executive with over 15 years experience in capital markets, mergers and acquisitions, restructuring, and corporate governance. He serves as the Executive Chairman of Metrobridge Networks International Inc. and acts as a consultant to several businesses. He is currently a Director of the following public companies: Metrobridge Networks International Inc., Pacific Safety Products Inc., Kruger Capital Corp., and Anthem Ventures Capital Corp. Mr. Carsky serves as the Chair of the Board of Metrobridge Networks and as Chair of the Audit Committee for Pacific Safety Products.

Ken Major, P. Eng., is the President of KWM Consulting Ltd., a company specializing in mineral processing plant design, commissioning and optimization. Ken is a Metallurgical Engineer with over 30 years of operations, engineering, design and project management experience in the mining industry. For the 12 years prior to starting KWM Consulting in 2006, Ken was a Principal of Rescan Engineering Ltd., a company that was acquired by Hatch Engineering, providing Project Management and Mineral Process Engineering services to Canadian and International Clients.

“As the regulatory and compliance environment in which public companies work today continues to become more demanding, management needs the expertise on hand to enable it to best deal with its various financial and production issues” said Robert Archer, the Company’s President & CEO. “Martin and Ken will add another layer of depth to the Company’s financial reporting and engineering capabilities and we welcome their input.”

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Signed: “Kaare G. Foy”

Kaare G. Foy, Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.